UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71006

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/28/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Triple P Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

▣ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

640 Fifth Avenue, 10th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Chiarovano	212-668-8700	mchiarovano@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA P.C
(Name – if individual, state last, first, and middle name)

125 E. Lake Street	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Cohen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triple P Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO/CCO

Notary Public

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRIPLE P SECURITIES, LLC

Financial Statements

With

Report of Independent Registered Public Accounting Firm

For the Period June 28, 2023 to December 31, 2023

PUBLIC DOCUMENT

TRIPLE P SECURITIES, LLC
FOR THE PERIOD JUNE 28, 2023 to DECEMBER 31, 2023

Table of Contents

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Triple P Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triple P Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Triple P Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triple P Securities, LLC's management. Our responsibility is to express an opinion on Triple P Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triple P Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triple P Securities, LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 12, 2024

TRIPLE P SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD JUNE 28, 2023 to DECEMBER 31, 2023

ASSETS

Cash	$	2,049,921
Accounts receivable		225,000
Prepaid expenses		27,948
TOTAL ASSETS	$	2,302,868

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Due to Parent	$	1,563,271
Deferred Revenue		100,000
TOTAL LIABILITIES		1,663,271
MEMBERS' EQUITY		639,597
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,302,868

See accompanying notes to financial statements

TRIPLE P SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE PERIOD JUNE 28, 2023 to DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Triple P Securities, LLC (the "Company") was formed as a limited liability company in Delaware on March 22, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company provides restructuring services to distressed businesses, providing valuations and strategic planning with a focus on restructuring advice.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Revenue and Expense Recognition

Restructuring Services Fees

The Company engages in restructuring consulting services for business entities. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the performance of ongoing restructuring consulting and services. The other way the Company can earn fees is upon the closing of a restructuring deal where they introduce the 3rd party lender or investor. Revenue from ongoing restructuring services is recognized as services are provided. Payments for ongoing restructuring and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions, as there are no significant actions which the Company needs to take subsequent to this date. The closing date is also the appropriate time for recognition because it is the date when collection is reasonably assured and when the amount of revenue is known or is sufficiently estimable. As of December 31, 2023 there were no deferred expenses related to any open contracts; if an engagement is ended without a success fee, related costs are charged to expense at that point in time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued)

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balance as of the year ended December 31, 2023 was $225,000.

An allowance for credit losses is an estimate based upon historical write-off trends, facts about the current financial condition of the debtor, forecasts of future operating results based upon current trends and macroeconomic factors. Account balances are charged off against the allowance when recovery efforts cease. There is no allowance for credit losses as of December 31, 2023.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of December 31, 2023 the contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2023 the contract liabilities balances were $100,000.

Income Taxes

As a single-member limited liability company, the Company is considered to be a disregarded entity for income tax purposes, with its income and expenses reported on the tax return of its Parent. Additionally, as a limited liability company, the Parent is not a taxpaying entity for income tax purposes. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter, Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1, in the first year of membership and 10 to 1 thereafter. At December 31, 2023, the Company had net capital of $386,650 which was $178,741 in excess of its required net capital of $207,909. The Company's ratio of aggregate indebtedness to net capital was 4.3018 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2023, the amount in excess of insured limits of $250,000 was $1,799,921.

Revenue
During the year ended December 31, 2023, approximately 100% of the Company's revenue was from six customers.

NOTE 5 – OCCUPANCY:

The Company has an operating lease for the office not subject to ASC 842. according to the short-term lease exemption Rent expense for the year ended December 31, 2023 was $135,047.

NOTE 6 – RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2023, the Company had an expense sharing agreement in place with its parent, Portage Point Partners LLC ("Parent Co."). The agreement permits the allocation of certain shared expenses to the Company, which are included in the Statement of Operations. Total shared expenses for the period were $156,336, and the balance due to parent as of December 31, 2023 was $1,563,271. The shared expenses consist of compensation, occupancy, shared equipment, IT and communications, marketing costs and other general overhead expenses incurred in the normal course of business.

NOTE 7 – ADOPTION OF FASB ASU 2016-13 AND RELATED STANDARDS

The Company adopted FASB ASU 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which modifies the measurement of expected credit losses on certain financial instruments. The Company adopted this new guidance utilizing the modified retrospective transition method. The adoption of this Standard did not have a material impact on the Company's financial statements but did change how the allowance for credit losses is determined.

NOTE 8 – GUARANTEES:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2023, or during the year then ended.

NOTE 9 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023, or during the year then ended.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred through the date which financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no events which took place that would have a material impact on its financial statements.